SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
November 19, 2008
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
November 19, 2008	By:	/s/ Christopher G. Webster
		Name:	Christopher G. Webster
		Title:	Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Press Release announcing the cash distribution for December 15, 2008.

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR DECEMBER 15, 2008
(Calgary, November 19, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its December 15, 2008 cash distribution will be Cdn $0.225 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is November 26, 2008. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of December 1, 2008.
The distribution of Cdn $0.225 per trust unit is equivalent to approximately U.S. $0.1819 per trust unit using a U.S./Canadian dollar exchange ratio of 0.8084. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of October 2008. Cash distributions paid over the past 12 months now total Cdn $2.70 per trust unit or approximately U.S. $2.62 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 781-9683